EXHIBIT (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 29, 2015, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers to be designated by the Purchaser that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

InSite Vision Incorporated

at

$0.35 Per Share

by

Thea Acquisition Corp.

a wholly owned subsidiary of

Ranbaxy, Inc.

Thea Acquisition Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 and the ultimate parent of Ranbaxy and the Purchaser, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 29, 2015 (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Tendering stockholders of InSite who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

Ranbaxy and/or the Purchaser will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in InSite. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, (THE END OF THE DAY) ON TUESDAY, OCTOBER 27, 2015, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below) and (2) since September 28, 2015, there shall not have occurred any event, change or effect that have had or would have a Material Adverse Effect (as defined in the Merger Agreement) on InSite.

The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Ranbaxy or any of its wholly owned direct or indirect subsidiaries or with respect to which Ranbaxy or any of its wholly owned direct or indirect subsidiaries otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—“Conditions of the Offer” of the Offer to Purchase.

The purpose of the Offer is to acquire control of, and the entire equity interest in, InSite. No appraisal rights are available to holders of Shares in connection with the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy and the Purchaser. The Merger Agreement provides, among other things, that, following the completion or, in certain circumstances, termination of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into InSite (the “Merger”), with InSite continuing as the surviving corporation and a wholly owned subsidiary of Ranbaxy.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares owned by Ranbaxy, the Purchaser or InSite (or held in its treasury), any subsidiary of Ranbaxy or InSite, or by any stockholder of InSite who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of the DGCL) will at the effective time of the Merger be converted into the right to receive the Offer Price. Ranbaxy has agreed under the Merger Agreement to provide or cause to be provided to the Purchaser the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase pursuant to the Offer. The Merger Agreement is more fully described in Section 12—“Merger Agreement; Other Agreements” of the Offer to Purchase.

On September 11, 2015, the InSite Board of Directors resolved, among other things, (i) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated on July 16, 2015 and August 26, 2015, by and among InSite, QLT Inc. and Isotope Acquisition Corp. (the “QLT Merger Agreement”)), (ii) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (iii) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) to authorize and approve the Top-Up Option (as defined below) and the issuance of Shares in connection with the Top-Up Option, and (v) to recommend that the stockholders of InSite tender their Shares to the Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Pursuant to the Merger Agreement, InSite granted to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase, exercisable only after the acceptance for payment of Shares in the Offer, to purchase, at a price per share equal to the Offer Price, additional Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by the Purchaser or Ranbaxy, will constitute one Share more than 90% of the Shares then outstanding (after giving effect to the exercise of the Top-Up Option). The Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed InSite’s then authorized and unissued Shares (treating any Shares owned by InSite as treasury stock as unissued) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, the Purchaser would not hold of record at least 90% of the outstanding Shares (assuming the issuance of the Top-Up Option Shares). The aggregate par value of the Shares issued pursuant to the Top-Up Option is to be paid in cash and the balance of the aggregate price is to be paid by delivery of a promissory note which will be full recourse against the Purchaser, guaranteed by Ranbaxy, bearing interest at the prime rate, and having a maturity of one year. The purpose of the Top-Up Option is to permit us to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL and without convening a meeting of the stockholders of InSite. Following the Offer, if the Purchaser would not own at least 90% of the outstanding Shares, a vote of the stockholders of InSite is required to consummate the Merger. In such case, the approval of the Merger at a meeting of the stockholders of InSite would be assured because of the Purchaser’s ownership of at least a majority of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that Ranbaxy and the Purchaser acquire, in the aggregate, at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of InSite in accordance with Section 253 of the DGCL.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of InSite for the purpose of receiving payments from the Purchaser and transmitting such payments, less any applicable withholding tax, to stockholders of InSite whose Shares have been accepted for payment. Under no circumstances will the Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Purchaser will extend the Offer for one or more periods of up to twenty (20) business days each if, at the then-scheduled expiration time of the Offer, any of the conditions to the Offer (which are described in Section 15—“Conditions of the Offer” of the Offer to Purchase) have not been satisfied or, to the extent permitted by the terms of the Merger Agreement or applicable law, waived by Ranbaxy or the Purchaser. The Merger Agreement also provides that the Purchaser will extend the expiration time of the Offer for any period or periods required by applicable law or any applicable rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff. In no event will the Purchaser be required to extend the Offer for any reason beyond January 29, 2016. In addition, if any condition to the Offer shall not have been satisfied or waived (to the extent waivable by Ranbaxy or the Purchaser) prior to November 2, 2015, then, on any date prior to November 13, 2015, the Purchaser shall be permitted to irrevocably and unconditionally terminate the Offer. If we elect not to terminate the Offer in these circumstances, the parties to the Merger Agreement have agreed to seek to complete the Merger using a “long-form” merger structure and InSite has agreed to hold a special meeting of its stockholders to consider and vote on the adoption of the Merger Agreement. InSite will separately mail a proxy statement related to that special meeting to InSite’s stockholders of record as of the record date for the meeting. See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following the Purchaser’s acceptance and payment for Shares tendered in the Offer, the Purchaser will, if required, in order to enable it to acquire 90% of the Shares then outstanding, provide for one “subsequent offering period” (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of not less than three (3) or more than twenty (20) business days (the “Subsequent Offering Period”) as determined in the sole discretion of Ranbaxy and the Purchaser. During the Subsequent Offering Period, stockholders of InSite may tender, but not withdraw, their shares and receive the Offer Price, and all Shares that are validly tendered pursuant to the Offer will be immediately accepted for payment by the Purchaser and the Purchaser will immediately pay for such Shares at the Offer Price.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to October 27, 2015, the initial expiration of the Offer, (including any extensions thereof but excluding the pendency of any Subsequent Offering Period). If not accepted for payment as provided in the Offer to Purchase on or prior to November 28, 2015, Shares may also be withdrawn at any time after November 28, 2015.

For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of Ranbaxy, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during a Subsequent Offering Period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

InSite has provided the Purchaser with a stockholder list of InSite and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Ranbaxy’s expense. Stockholders may also contact their banks, brokers, commercial banks or trust companies for assistance concerning the Offer. Ranbaxy and the Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Banks and Brokers Call:

(212) 929-5500 (Call Collect) or

(800) 322-2885 (Call toll-free)

All Others Call Toll-Free:

(800) 322-2885

Email: tenderoffer@mackenziepartners.com

September 29, 2015